Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

May […], 2015

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neil Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 The Appleton Group PLUS Fund (S000005298)

Dear Ms. O’Neil Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 12, 2015 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 492 to its registration statement, filed on behalf of its series, The Appleton Group PLUS Fund (the “Fund”).  PEA No. 492 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 27, 2015 for the purpose of changing the Fund’s name to Appleton Group Risk Managed Growth Fund.  The Trust is filing this PEA No. 497 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.	Staff Comment: Please provide a completed version of the Fees and Expenses of the Fund table.

Response:  Please see response to Comment 2, below.

2.	Staff Comment: Please update Footnote 2 to the Fees and Expenses of the Fund table to reflect the correct expiration date of the Operating Expense Limitation Agreement as June 28, 2016.

Response:  The Trust responds by providing a complete version of the Fees and Expenses of the Fund table in the Prospectus, including revised Footnote 2, as presented below:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.51%
Acquired Fund Fees and Expenses	0.20%
Total Annual Fund Operating Expenses	1.96%
Less Fee Waiver and/or Expense Reimbursement	-0.16%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(1),(2)	1.80%
(1)
Please note that the Total Annual Fund Operating Expenses in the table above do not correlate to the ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of the prospectus, which do not include Acquired Fund Fees and Expenses.

(2)
Pursuant to an operating expense limitation agreement between the Fund’s investment advisor, The Appleton Group, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of any front-end or contingent deferred loads, taxes, leverage expenses (i.e., any expenses incurred in connection with borrowings made by the Fund), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation) do not exceed 1.60% of the Fund’s average net assets at least through June 28, 2016.  The operating expense limitation agreement can be terminated only by, or with the consent of the Trust’s Board of Trustees (the “Board of Trustees”).  The Advisor is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation in effect at the time of the waiver.

3.
Staff Comment: The Staff notes that in 2013 the Fund’s limit on operating expenses was 2.00%, but the limit was subsequently lowered to 1.60%.  Please confirm supplementally that the period in which previously waived amounts may be recouped has not been extended beyond three fiscal years.

Response:  The Trust responds by supplementally confirming that the period in which any operating expenses previously waived under the Operating Expense Limitation Agreement has not been, and will not be, extended beyond three fiscal years.

4.	Staff Comment: If the Fund’s portfolio turnover rate is greater than 100%, please provide the Staff with an explanation.

Response:  The Trust responds by stating supplementally that during the last fiscal year, the Fund’s portfolio turnover rate was 176.77%.  The Fund’s tactical allocation strategy requires periodic and sometimes frequent rebalancing of the Fund’s portfolio to maintain the Fund’s target asset allocation.  In turn, the Fund’s portfolio turnover rate may often exceed 100%. The rate of high turnover of the Fund has been attributable to the prioritization of investment risk management over tax efficiency.

5.
Staff Comment:  The Staff notes High Portfolio Turnover Risk is included in the discussion of the Fund’s Principal Risks, but not discussed in the discussion of the Fund’s principal investment strategies in the Summary Section of the Prospectus.

Response:  The Trust responds by revising the following disclosure in the discussion of the Fund’s principal investment strategies in the Summary Section on page 2 of the Prospectus (changes shown in underline):

“Under normal market conditions, the Fund does not intend to trade actively or capture short-term market opportunities.  Due to the current dynamic market environment and lack of sustainable market trends, the Advisor expects to make portfolio adjustments as needed to keep shareholder assets on the right side of the market as consistently as possible, and may prioritize investment risk management over lower portfolio turnover rates.  This may result in continued high turnover rates until a more definitive market trend is present.”

6.	Staff Comment: Please provide a completed version of the Average Annual Total Returns table.

Response:  The Trust responds by providing a complete version of the Average Annual Total Returns table in the Prospectus, as presented below:

Average Annual Total Returns
(for the Periods Ended December 31, 2014)
	One Year	Five Years	Since Inception (May 2, 2005)

Return Before Taxes	2.81%	2.04%	1.58%
Return After Taxes on Distributions	2.70%	1.97%	1.27%
Return After Taxes on Distributions and Sale of Fund Shares	1.68%	1.59%	1.16%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	13.69%	15.45%	8.36%
Morningstar Global Flexible Allocation AW Index (reflects no deduction for fees, expenses or taxes)	0.88%	6.70%	7.06%

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers